

December 14, 2012

Via E-mail
Benjamin Leboe
Chief Financial Officer
Uranerz Energy Corporation
1701 East "E" Street, PO Box 50850
Casper, WY 82605-0850

>   **Re: Uranerz Energy Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed March 14, 2012**
>   **File No. 001-32974**

Dear Mr. Leboe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1. Description of Business page 5

1.   We note that you have signed a processing agreement with Cameco Resources in November of 2011.   In future filings, please provide a discussion of the nature of this agreement including all costs and obligations of each party. In your response, please provide a draft of your future disclosure.

2.   Additionally, please tell us if you have an updated cash flow model for your Nichols Ranch ISR Project and, if so, please provide us with a courtesy copy of the model.

3.   In future filings, please provide an overview of the uranium market including the spot price, the long term price, price trends, markets, and indexes. Please provide a draft of your proposed disclosure with your response.

Item 2. Description of Properties page 17

4.   In future filings, please provide, for each of your properties, a clear statement that the property has no proven or probable reserves pursuant to paragraph (b)(4) of Industry Guide 7.

Notes to the Consolidated Financial Statements

4. Construction in Progress, page F-11

5.   We note that you record capitalized costs of $1.2 million, $3.3 million and $1.4 million for site, well field and mine development costs, respectively, as of December 31, 2011, when you do not have proven and probable mineral reserves established on your properties. Please (i) tell us the nature of these costs incurred, (ii) clarify why you believe capitalization of these costs is appropriate and (iii) clarify for us how capitalization is consistent with your disclosed accounting policy for the mineral property costs. In your response, please refer to the authoritative literature that supports your accounting treatment.

14. Income Taxes, page F-18

6.   We note that you include an "other" reconciling item in your statutory tax rate reconciliation disclosure. Please describe for us the material components under this item.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining